Exhibit 1

ELBIT VISION SYSTEMS LTD.

ELBIT VISION SYSTEMS ANNOUNCES
APPOINTMENT OF RAN EISENBERG AS A DIRECTOR

Qadima, Israel, October 26, 2009 – Elbit Vision Systems Ltd. (Nasdaq: EVSNF.OB) announced today that following close to three years of service, David Gal has resigned as the Chairman of the Company’s Board of Directors and as a director. The Company’s Board of Directors appointed Ran Eisenberg, the Company’s Chief Executive Officer, as a member of the BOD, replacing Mr. Gal. A new Chairman will be announced in a few weeks.

David Gal commented, “After more then 3 years as a director and Chairman of Board of Directors of EVS, I felt that it was time for me to move on. I have enjoyed my years at EVS and wish Ran Eisenberg well in continuing the Company’s excellent work.

Ran Eisenberg, Chief Executive Officer and Chairman, said, “On behalf of the Company’s Board of Directors and the whole EVS family. I would like to thank David Gal for his years of committed service. David was responsible for some very significant efficiency measures which were instrumental in safe-guarding the Company’s survival in very challenging times. I am confident, that despite the difficult global economic conditions, the Company is well poised to move into the final quarter of 2009, with a better financial and business basis.”

About Elbit Vision Systems Ltd. (EVS)

EVS offers a broad portfolio of automatic State-of-the-Art Visual and Ultrasonic Inspection Systems for both in-line and off-line applications, and quality monitoring systems used to improve product quality, safety, and increase production efficiency. EVS’ systems are used by over 600 customers, many of which are leading global companies. The headquarters, manufacturing and R&D of EVS are all located in Israel. A worldwide Sales and Service network supports markets as well as systems already installed, in Asia, Europe, Africa, Australia and the Americas.

This press release and other releases are available on www.evs-sm.com

Safe Harbor Statement

This press release contains forward-looking statements. Such statements are subject to certain risks and uncertainties, such as market acceptance of new products and our ability to execute production on orders, which could cause actual results to differ materially from those in the statements included in this press release. Although EVS believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. EVS disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or otherwise. EVS undertakes no obligation to update forward-looking statements to reflect subsequently occurring events or circumstances.